Rubico Inc.

20 Iouliou Kaisara Str

19002 Paiania

Athens, Greece

September 17, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	RUBICO Inc.
Registration Statement on Form F-1
Originally filed on July 21, 2025
File No. 333-288796

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-1, that was originally filed with the U.S. Securities and Exchange Commission on July 21, 2025, be accelerated so that it will be made effective at 4:00 p.m. Eastern time on September 19, 2025, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Will Vogel at (212) 922-2280 of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

RUBICO INC.

By:	/s/ Nikolaos Papastratis
Name: Nikolaos Papastratis
Title: Chief Financial Officer